TROY & GOULD
1801 Century Park East, Suite 1600
Los Angeles, CA 90067-2367
Telephone (310) 553-4441
Fax (310) 201-4746

May 9, 2007

2323-5

VIA ELECTRONIC TRANSMISSION

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Centerstaging Corp.
File No.: 333-141519
Registration Statement on Form SB-2

Dear Mr. McTiernan:

Thank you for today discussing with me the Staff’s May 7, 2007 comments regarding the Registration Statement on Form SB-2 (the “Registration Statement”) of Centerstaging Corp. (the “Company”). This letter will confirm and reiterate the issues that we discussed earlier today.

As we discussed, we respectfully contend that the number of shares considered in determining whether the transaction is a primary offering should be limited to the shares underlying the securities sold in the $3,000,000 convertible debenture transaction that was effected in January 2007 (the “2007 Debenture Transaction”). The number of shares registered for the 2007 Debenture Transaction selling securityholders in the Registration Statement represents approximately 30.9% of the total number of the Company’s shares, excluding shares that are held by affiliates and the selling securityholders. Furthermore, based on the circumstances under which the selling securityholders acquired their shares in 2007 Debenture Transaction, we do not believe that the registration of the selling securityholders’ shares constitutes a transaction that is part of a primary transaction.

1. Number of Shares. The Staff’s May 7, 2007 letter states that “the size relative to the number of shares outstanding held by non-affiliates,” among other factors, makes it appear that the transaction is a primary offering. It is our understanding that Commission normally will not permit registration of securities for resale under Rule 415 if the total amount of such shares exceeds 33.33% of the number of outstanding shares held by non-affiliates. As discussed today, we believe that the 40,000 shares registered for Mr. Fleetwood, and the 995,000 registered for Montage Partners III, LLC (“Montage”) should be excluded for the following reasons:

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
May 9, 2007

A. Mr. Fleetwood. As we discussed, Mr. Fleetwood received a warrant to purchase 40,000 shares in October 2005 for his services as a prominent musician. Because this warrant was issued more than 18 months ago to an individual for providing music related services, we do not believe that it is reasonable to treat Mr. Fleetwood as an underwriter selling 40,000 shares on behalf of the issuer.

B. Montage. Montage made a six-month $500,000 loan to the Company on December 12, 2005. In consideration for its loan, the Company issued to Montage a debenture that was convertible at $1.50 per share, and warrants to purchase 380,000 shares of common stock at $1.60 per share. Because the Company did not repay the loan when it matured in June 2006, among other consideration for Montage’s forbearance, the Company issued 75,000 shares to Montage, reduced the debenture conversion price to $1.00 per share, and reduced the warrant exercise price to $1.10 per share.

We not believe that Montage should be deemed to be acting as a conduit for the Company (as an underwriter) because the initial financing transaction occurred in 2005 and the shares underlying Montage’s debenture and warrant were not included in a registration statement until 15 months after the funding of the loan. In addition, please note that Montage has no other relationship with the Company, and, to our knowledge, Montage has no relationship with any of the investors in the 2007 Debenture Transaction. The Montage transaction is unrelated to the 2007 Debenture Transaction and, in fact, occurred more than one year before the 2007 Debenture Transaction. Accordingly, we respectfully contend that the 995,000 shares that are included in the Registration Statement for Montage should not be included in any calculation related to the 33.33% limit.

If the shares being registered for Mr. Fleetwood and for Montage are excluded, the total number of shares that can be included in the 33.33% calculation are the remaining 7,865,000 shares that are included in the Registration Statement for the two investors and the placement agent in the 2007 Debenture Transaction. Of the total 62,548,226 shares outstanding, 25,548,226 shares are held by shareholders other than affiliates and the selling securityholders. Accordingly, the number of 2007 Debenture Transaction shares registered in the Registration Statement represents approximately 30.9% of the outstanding shares, excluding shares that are held by affiliates and the selling securityholders.

2. Other Factors. In addition to representing less than one-third of the number of shares held by non-affiliates and selling securityholders, we believe that the following other factors indicate that the 2007 Debenture Transaction transaction and the subsequent registration is not really a primary offering:

Mr. Michael McTiernan, Staff Attorney
Securities and Exchange Commission
May 9, 2007

A. The convertible debentures sold in the 2007 Debenture Transaction have a fixed conversion price, which price was set at a price above the market price on the date of the sale (and significantly above the current market price). The conversion price of the debentures is fixed at $1.00 per shares. In addition, the warrants issued in the 2007 Debenture Transaction are exercisable at $1.10 per share, which price also is above the market price at the time of issuance (and above today’s price). The market price at the time of the sale was $0.95 per share, and the current market price today is approximately $0.59 per share.

B. Neither the investors nor the placement agent in the 2007 Debenture Transaction has ever had any other relationship with the Company.

* * *

Should you have any questions or need additional information, please do not hesitate to contact me or Alan Spatz of this office at (310) 553-4441.

Very truly yours,

Istvan Benko

Enclosures
cc:	Howard Livingston Alan Spatz, Esq.